   As filed with the Securities and Exchange Commission on February 5, 2002
                                                     Registration No. 333-73454
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                POST-EFFECTIVE


                                AMENDMENT NO. 1

                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               -----------------

                            HEWLETT-PACKARD COMPANY
            (Exact Name of Registrant as Specified in Its Charter)

                               -----------------

          Delaware                      3570                   94-1081436
      (State or Other       (Primary Standard Industrial    (I.R.S. Employer
      Jurisdiction of       Classification Code Number)  Identification Number)
      Incorporation or
       Organization)

                               -----------------

                              3000 Hanover Street
                          Palo Alto, California 94304
                                (650) 857-1501
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               -----------------

                              Carleton S. Fiorina
               Chairman of the Board and Chief Executive Officer
                            HEWLETT-PACKARD COMPANY
                              3000 Hanover Street
                          Palo Alto, California 94304
                                (650) 857-1501
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                               -----------------

                                  Copies to:

      Ann O. Baskins, Esq.            Larry W. Sonsini, Esq.            Michael D. Capellas
    Charles N. Charnas, Esq.          Martin W. Korman, Esq.         Chairman of the Board and
    Melanie D. Vinson, Esq.          Robert D. Sanchez, Esq.          Chief Executive Officer
   Matthew L. Jacobson, Esq.     WILSON SONSINI GOODRICH & ROSATI         COMPAQ COMPUTER
    HEWLETT-PACKARD COMPANY          PROFESSIONAL CORPORATION               CORPORATION
      3000 Hanover Street               650 Page Mill Road                  20555 SH 249
  Palo Alto, California 94304      Palo Alto, California 94304          Houston, Texas 77070
         (650) 857-1501                   (650) 493-9300                   (281) 514-8705

    Thomas C. Siekman, Esq.            Roger S. Aaron, Esq.             Kenton J. King, Esq.
     Linda S. Auwers, Esq.            SKADDEN, ARPS, SLATE,           Celeste E. Greene, Esq.
   James P. Shaughnessy, Esq.           MEAGHER & FLOM LLP             SKADDEN, ARPS, SLATE,
        COMPAQ COMPUTER                 Four Times Square                MEAGHER & FLOM LLP
          CORPORATION                New York, New York 10036          525 University Avenue
          20555 SH 249                    (212) 735-3000                     Suite 1100
      Houston, Texas 77070                                          Palo Alto, California 94301
         (281) 514-8705                                                    (650) 470-4500

                               -----------------

   Approximate date of commencement of proposed sale to the public: Upon completion of the merger described herein.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________


   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] 333-73454






================================================================================

   This Post-Effective Amendment No. 1 is being filed solely to file Exhibit 99.1, the Form of Proxy for the registrant, as amended. No changes have been made to Part I or Part II of this registration statement, other than Item 21 (Exhibits and Financial Statement Schedules) of Part II. In particular, there have been no changes to Item 20 (Indemnification of Officers and Directors) or
Item 22 (Undertakings) of Part II. Accordingly, Part I is not being filed herewith. Part II is being filed in its entirety, as amended.


                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

   Section 145 of the General Corporation Law of the State of Delaware authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms that are sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. HP's certificate of incorporation contains a provision eliminating the personal liability of its directors to the company or its shareowners for breach of fiduciary duty as a director to the fullest extent permitted by applicable law. HP's bylaws provide for the mandatory indemnification of our directors and officers to the maximum extent permitted by Delaware law. HP's bylaws also provide (i) that we may expand the scope of the indemnification by individual contracts with our directors and officers, and (ii) that we shall not be required to indemnify any director or officer unless the indemnification is required by law, if the proceeding in which indemnification is sought was brought by a director or officer, it was authorized in advance by our board of directors, the indemnification is provided by us, in our sole discretion pursuant to powers vested in us under the Delaware law, or the indemnification is required by individual contract. In addition, our bylaws give us the power to indemnify our employees and agents to the maximum extent permitted by Delaware law.

Item 21.  Exhibits and Financial Statement Schedules


Exhibit
Number  Exhibit Description
------  -------------------
  2.1   Agreement and Plan of Reorganization, dated as of September 4, 2001, by and among the registrant,
        Heloise Merger Corporation and Compaq Computer Corporation, previously filed.
  5.1   Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, previously filed.
  8.1   Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, previously filed.
  8.2   Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, previously filed.
 23.1   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibits 5.1 and 8.1), previously filed.
 23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2), previously filed.
 23.3   Consent of Ernst & Young LLP, Independent Auditors, previously filed.
 23.4   Consent of Ernst & Young LLP, Independent Auditors, previously filed.
 23.5   Consent of PricewaterhouseCoopers LLP, Independent Accountants, previously filed.
 23.6   Consent of PricewaterhouseCoopers LLP, Independent Accountants, previously filed.
 24.1   Power of Attorney, previously filed.
 99.1   Form of Proxy for the registrant, filed herewith.
 99.2   Form of Proxy for Compaq Computer Corporation, previously filed.

Exhibit
Number  Exhibit Description
------  -------------------
 99.3   Opinion of Goldman, Sachs & Co., financial advisor to the registrant, previously filed.
 99.4   Opinion of Salomon Smith Barney, Inc., financial advisor to Compaq Computer Corporation, previously filed.
 99.5   Consent of Goldman, Sachs & Co., financial advisor to the registrant, previously filed.
 99.6   Consent of Salomon Smith Barney, Inc., financial advisor to Compaq Computer Corporation, previously filed.
 99.7   Consent of Michael D. Capellas to be named as a director of the registrant upon completion of the merger, previously filed.


Item 22.  Undertakings

   The undersigned registrant hereby undertakes:

      (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
   Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (2) insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

      (3) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

      (4) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the registrant's registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on February 5, 2002.


                                 HEWLETT-PACKARD COMPANY

                                 By:    /s/  CHARLES N. CHARNAS
                                        ---------------------------------------
                                 Name:  Charles N. Charnas
                                 Title: Assistant Secretary and Senior Managing
                                        Counsel

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the registrant's registration statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.


            Signature                               Title                     Date
            ---------                               -----                     ----

                *                     Chairman of the Board, President  February 5, 2002
---------------------------------       and Chief Executive Officer
       Carleton S. Fiorina              (Principal Executive Officer)

                *                     Executive Vice President, Finance February 5, 2002
---------------------------------       and Administration, Chief
        Robert P. Wayman                Financial Officer and Director
                                        (Principal Financial Officer)

                *                     Vice President and Controller     February 5, 2002
---------------------------------       (Principal Accounting Officer)
         Jon E. Flaxman

                *                     Director                          February 5, 2002
---------------------------------
        Philip M. Condit

                *                     Director                          February 5, 2002
---------------------------------
        Patricia C. Dunn

                *                     Director                          February 5, 2002
---------------------------------
            Sam Ginn

                *                     Director                          February 5, 2002
---------------------------------
       Richard A. Hackborn

---------------------------------     Director
        Walter B. Hewlett

                *                     Director                          February 5, 2002
---------------------------------
      George A. Keyworth II

                *                     Director                          February 5, 2002
---------------------------------
     Robert E. Knowling, Jr.

*By:  /s/  CHARLES N. CHARNAS
---------------------------------
       Charles N. Charnas
       (Attorney-in-fact)

                                 EXHIBIT INDEX


Exhibit
Number  Exhibit Description
------  -------------------
  2.1   Agreement and Plan of Reorganization, dated as of September 4, 2001, by and among the registrant,
        Heloise Merger Corporation and Compaq Computer Corporation, previously filed.
  5.1   Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, previously filed.
  8.1   Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, previously filed.
  8.2   Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, previously filed.
 23.1   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibits 5.1 and 8.1), previously filed.
 23.2   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2), previously filed.
 23.3   Consent of Ernst & Young LLP, Independent Auditors, previously filed.
 23.4   Consent of Ernst & Young LLP, Independent Auditors, previously filed.
 23.5   Consent of PricewaterhouseCoopers LLP, Independent Accountants, previously filed.
 23.6   Consent of PricewaterhouseCoopers LLP, Independent Accountants, previously filed.
 24.1   Power of Attorney, previously filed.
 99.1   Form of Proxy for the registrant, filed herewith.
 99.2   Form of Proxy for Compaq Computer Corporation, previously filed.
 99.3   Opinion of Goldman, Sachs & Co., financial advisor to the registrant, previously filed.
 99.4   Opinion of Salomon Smith Barney, Inc., financial advisor to Compaq Computer Corporation, previously filed.
 99.5   Consent of Goldman, Sachs & Co., financial advisor to the registrant, previously filed.
 99.6   Consent of Salomon Smith Barney, Inc., financial advisor to Compaq Computer Corporation, previously filed.
 99.7   Consent of Michael D. Capellas to be named as a director of the registrant upon completion of the merger, previously filed.